

Gianni Maiorano · 3rd

Senior Business Development Manager

Wilmington, Delaware · 500+ connections · **Contact info**

Corporation Service Company

University of Delawa

Experience



Digital Brand Specialist
Corporation Service Company
May 2015 – Present · 5 yrs 3 mos



Litigation Support Sales Consultant
doeLegal
May 2012 – Apr 2015 · 3 yrs
Wilmington, Delaware

Customer Service
Sig, INc.
2008 – 2012 · 4 yrs

Client Coordinator
Phoenix Financial Group
Jun 2007 – Sep 2007 · 4 mos
Greater Philadelphia Area

In this position I was in charge of new business development, database management and meeting coordination. I prospected potential clients and facilitated meetings to bring value to prospects with regard to the business. In this capacity, I was involved with B2C prospecting, as well as B2B with small business owners. I worked closely with the President and Vic... see mor

Education

University of Delaware
Bachelor of Arts (BA)
2004 – 2008

Wilmington University
Masters of Math Education

Skills & Endorsements

Digital Brand Management · 4

Elizabeth Sylves and 3 connections have given endorsements for this skill

Customer Support · 16

 Endorsed by **2 of Gianni's colleagues at CSC**

Phishing Solutions · 1

Meg Marshall has given an endorsement for this skill

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